UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

VioQuest Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17003P105 (CUSIP NUMBER)

August 1, 2007*

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The Reporting Person previously reported ownership of the securities of the issuer named above on Schedule 13D, but because the Reporting Person currently is deemed to own less than 20% of the issued and outstanding common stock of the issuer, the Reporting Person has elected to file this statement on Schedule 13G pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934.

SCHEDULE 13G
CUSIP No. 17003P105

1.	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LESTER E. LIPSCHUTZ
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

10,541,364
6. SHARED VOTING POWER

7. SOLE DISPOSITIVE POWER

10,541,364
8. SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,541,364
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

19.29%(1)
12.	TYPE OF REPORTING PERSON

IN

SCHEDULE 13G
CUSIP No. 17003P105

Item 1	(a).	Name of Issuer:

VioQuest Pharmaceuticals, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

180 Mt. Airy Road, Suite 102 Basking Ridge, NJ 07920

Item 2	(a).	Name of Person Filing:

Lester E. Lipschutz

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

Wolf, Block, Schorr and Solis-Cohen LLP 1650 Arch Street - 22nd Floor Philadelphia, PA 19103

Item 2	(c).	Citizenship:

United States

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

17003P105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

	(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

	(d)	☐ Investment Company registered under Section 8 of the Investment Company Exchange Act;

	(e)	☐ Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

	(i)	☐ Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

SCHEDULE 13G
CUSIP No. 17003P105

Item 4.	Ownership.

(a)

Amount beneficially owned:

Mr. Lipschutz may be deemed the beneficial owner of 10,541,364 shares. Beneficial ownership consists of voting and dispositive power over (i) 5,268,035 shares and warrants to purchase an aggregate of 932,000 shares owned by the Rosenwald 2000 Family Trusts, for which Mr. Lipschutz is the trustee; (ii) 1,929,999 shares and warrants to purchase an aggregate of 401,000 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as the adviser; (iii) 641,057 shares and warrants to purchase an aggregate of 100,000 shares owned by the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust, for which Mr. Lipschutz is the trustee; (iv) 641,057 shares and warrants to purchase an aggregate of 100,000 shares owned by the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as the adviser; and (v) 428,220 shares and warrants to purchase an aggregate of 100,000 shares owned by the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust, for which Mr. Lipschutz serves as a trustee. Mr. Lipschutz disclaims beneficial ownership of these securities and the filing of this report is not an admission that Mr. Lipschutz is the beneficial owner of these securities.

(b) Percent of Class: 19.29%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 10,541,364

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or direct the disposition of: 10,541,364

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Lipschutz serves as (i) trustee of the Rosenwald 2000 Family Trusts; (ii) adviser of the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust; (iii) trustee of the Lindsay A. Rosenwald Alaska Irrevocable Indenture of Trust; (iv) adviser of the Lindsay A. Rosenwald Rhode Island Irrevocable Indenture of Trust; and (v) trustee of the Lindsay A. Rosenwald Nevada Irrevocable Indenture of Trust. Mr. Lipschutz has the power to direct receipt of the proceeds from a sale of the shares owned by each such trust.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G
CUSIP No. 17003P105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 1, 2007
(Date)

/s/ Lester E. Lipschutz
(Signature)

Lester E. Lipschutz
(Name/Title)

(1) Based on 54,621,119 shares issued and outstanding at May 14, 2007, as reported on a Form 10-QSB filed on May 14, 2007.